CNB The Conway National Bank

CORPORATION

2007 ANNUAL REPORT

CNB CORPORATION AND SUBSIDIARY

FINANCIAL HIGHLIGHTS

(All Dollar Amounts, Except Per Share Data, in Thousands)

FOR THE YEAR	2007	2006	2005
Operating Income	$ 60,757	$ 56,369	$ 45,490
Operating Expense	46,022	41,543	31,264
Operating Earnings	14,735	14,826	14,226
Income Taxes	5,015	4,780	4,748
Net Income	$ 9,720	$ 10,046	$ 9,478
Earnings Per Share of Common Stock (1)	$ 11.29	$ 11.60	$ 10.93
Return on Stockholders' Equity	11.93%	13.36%	13.41%
Return on Average Assets	1.15%	1.24%	1.30%
Cash Dividend Paid Per Share (1)	$ 5.25	$ 5.25	$ 5.00
AT YEAR END			
Assets	$ 865,638	$ 837,622	$ 792,720
Loans (Less Allowance for Loan Losses)	567,244	560,849	498,008
Investments	216,141	179,598	181,942
Deposits	692,289	675,052	666,476
Allowance for Loan Losses	6,507	6,476	5,918
Stockholders' Equity	82,112	76,663	70,559
Shares Authorized	1,500,000	1,500,000	1,500,000
Shares Outstanding	852,106	785,279	788,534
Number of Shareholders	845	805	782
Book Value Per Share (1)	$ 96.36	$ 88.75	$ 81.35
Loans to Deposits Ratio	82.88%	84.04%	75.61%
Loans to Assets Ratio	66.28%	67.73%	63.52%
Stockholders' Equity to Assets Ratio	9.49%	9.15%	8.89%
Stockholders' Equity to Loans Ratio	14.31%	13.51%	14.00%

(1) Restated for a 10% stock dividend issued during 2007.

The Annual Meeting of shareholders will be held in the Conway Banking Office of The Conway National Bank at 1411 Fourth Avenue, Conway, South Carolina, at 5:15 P.M., on May 13, 2008. An official notice of meeting, proxy statement and proxy will be mailed to all shareholders on or about April 11, 2008. Only those holders of common stock of the Company of record at the close of business on March 31, 2008, are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

The Company will furnish free of charge a copy of the 10-K annual report upon written request to L. Ford Sanders, II, Executive Vice President and Treasurer, CNB Corporation, P.O. Box 320, Conway, South Carolina 29528.

Certified Public Accountants
Elliott Davis, LLC
Columbia, South Carolina

CNB CORPORATION and SUBSIDIARY
ANNUAL REPORT
TABLE OF CONTENTS

THE COMPANY

The Company is a South Carolina business corporation organized for the purpose of becoming a bank holding company for The Conway National Bank (the "Bank").

The Company and its subsidiary, the Bank, are engaged in a general banking business in Horry County and the "Waccamaw Neck" portion of Georgetown County, South Carolina. The Bank employs approximately 269 employees and has fourteen banking offices in addition to its Operations and Administration Building, which is located at 1400 Third Avenue in Conway, South Carolina.

The Bank provides a full range of commercial banking services. Some of the major services provided include checking accounts, NOW accounts, money market deposit accounts, IRA accounts, Health Savings Accounts, passbook savings accounts, Christmas Club accounts, certificates of deposit of various maturities, and loans to individuals for personal use, home purchases, home improvement, and revolving lines of credit. Long-term mortgage loans are provided through the Bank's secondary mortgage department which acts in an agency capacity for various investor companies. Additionally, the Bank offers cashier's checks, personal money orders, traveler's checks, safe deposit boxes, 24-hour teller machines on the STAR Network, direct deposit, automated transfers, wire transfer services, banking by phone through CNB Access, CNB Internet Banking, a Master Card/Visa credit card program, Visa debit cards, and research services. The Bank offers discount brokerage services through a third party, UVest. Commercial lending operations include a wide variety of credit products for business, industry, real estate, and agriculture. In addition to the services already mentioned, other commercial services include account reconciliation, cash management, credit card merchant services, commercial automated clearing house services, traditional lock box services, and e-lockbox services. The Bank does not provide trust services; does not sell annuities; does not sell mutual funds; and does not sell property and casualty insurance.

CORPORATE INFORMATION

CNB Corporation
P.O. Box 320
1400 Third Avenue
Conway, South Carolina 29528

TRANSFER AGENT

The Conway National Bank
P.O. Box 320
1400 Third Avenue
Conway, South Carolina 29528

TRADED

Stock is traded by private transfers. There is no established trading market.

STOCK PERFORMANCE

The chart below shows the performance of CNB Corporation in comparison to the Carson Medlin Company's Independent Bank Index and the NASDAQ stock index. The chart assumes $100 invested on December 31, 2002 in each of CNB Corporation stock, the Independent Bank Index, and NASDAQ index with reinvestment of dividends.



CNB CORPORATION
Five Year Performance Index
200
175
150
125
100
75
50
25
0
2002
2003
2004
2005
2006
2007
YEAR
100
125
137
150
134
156
163
161
167
166
174
183
194
198
147
CNB CORPORATION
INDEPENDENT BANK INDEX
NASDAQ INDEX

TO OUR SHAREHOLDERS AND FRIENDS:

We are pleased to present the 2007 annual report of the financial operations of CNB Corporation and subsidiary, The Conway National Bank. The year 2007 was a year of sound financial performance and operational achievement for Conway National. The Company's net income for the year totaled $9.7 million resulting in earnings per share of $11.29. Total assets closed the year at $865.6 million, up $28.0 million from year-end 2006.

In our continued effort to serve the financial needs of Horry County and the Waccamaw Neck, the Bank achieved growth in assets, deposits, and loans during 2007. This growth was accomplished despite the significant slowing of economic activity in general and the considerable slowing of the local real estate market in particular. The increase in lending was primarily centered in commercial, real estate construction, and consumer lending. With the market related lower demand for loans, investment securities increased 20.3% during 2007 and provided for more than an adequate supply of secondary liquidity.

Regarding deposit growth, Conway National rose from third to second position in Horry County market share as of June 30, 2007, according to reports published by the Federal Deposit Insurance Corporation. These results confirm that in uncertain and unsettling times, many depositors seek banks with strong capital positions and a long history of solid performance.

CNB Corporation's capital position remains strong by all industry measures. Stockholders' equity totaled $82.1 million at December 31, 2007, up 7.1% from $76.7 million at December 31, 2006, resulting in a current book value of $96.36, as compared to the dividend-adjusted book value of $88.75 per share at December 31, 2006. We continue to believe that the Bank's strong capital base will serve as a solid foundation to support future growth of operations, attract deposits, and enable the Bank to help meet the diversified financial needs of our expanding market.

Net income for the year ended December 31, 2007 of $9.7 million represents an annualized return on average assets of 1.15% and an annualized return on average stockholders' equity of 11.93%. These returns compare favorably to industry and peer performance, as well as historical returns experienced by the Bank. In recognition of continued strong performance, the Board of Directors declared and distributed a 10% stock dividend in the third quarter of 2007. During the fourth quarter of 2007, the Board declared a $5.25 per share annual cash dividend, which was paid on January 2, 2008. These two actions in 2007 combined to result in a 10% increase in total cash dividends declared to stockholders, as compared to 2006.

Highlights of 2007 include investments in several areas to enhance or improve service, as well as implement new and innovative ways to deliver services to current and future banking customers. A new loan document platform automation system was installed during 2007 and is now operational bank-wide. This system increases speed and efficiency in processing loans and has been well received by customers and staff. To compliment the Bank's full array of checking and savings account services, an additional money market deposit account, called Investors Money Market Deposit Account, was introduced during the year. Also during 2007, the Bank began clearing images with the Federal Reserve thus completing the Check 21 conversion process, implemented a new automated lock box deposit system, and completed renovations to our Operations and Administration building.

As we look with grateful anticipation toward our 106th year of banking, our staff of 269 members would like to thank our customers, shareholders, and directors for their support and involvement in making CNB Corporation and Conway National Bank successful. While we embrace the technology, change, and growth of our current and future banking environment, our heritage and mission demand that we remain true to the people, principles, values, and service that have successfully guided us for over 105 years.

W. Jennings Duncan

W. Jennings Duncan, President and CEO
CNB Corporation and
The Conway National Bank

CNB CORPORATION
QUARTERLY SHAREHOLDER INFORMATION
(All Dollar Amounts, Except Per Share Data, in Thousands)

Summary of Operating Results by Quarter

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2007	2006	2007	2006	2007	2006	2007	2006
Total Interest Income	$13,176	$11,319	$13,251	$11,939	$13,671	$12,738	$13,657	$13,415
Total Interest Expense	5,503	3,837	5,645	4,153	5,767	4,926	5,943	5,480
Net Interest Income	7,673	7,482	7,606	7,786	7,904	7,812	7,714	7,935
Provision for Possible Loan Losses	365	275	(4)	375	220	238	564	(80)
Noninterest Income	1,556	1,508	1,789	1,665	1,753	2,035	1,904	1,750
Noninterest Expenses	5,096	5,204	5,510	5,708	5,703	5,253	5,710	6,174
Income Before Income Taxes	3,768	3,511	3,889	3,368	3,734	4,356	3,344	3,591
Income Taxes	1,327	1,124	1,359	1,217	1,188	1,319	1,141	1,120
Net Income	$ 2,441	$ 2,387	$ 2,530	$ 2,151	$ 2,546	$ 3,037	$ 2,203	$ 2,471
Net Income Per Weighted Average Shares Outstanding (1)	$ 2.83	$ 3.03	$ 2.93	$ 2.73	$ 2.96	$ 3.86	$ 2.57	$ 3.15

(1) Adjusted for the effect of a 10% stock dividend issued during 2007.

Stock Prices and Dividends

As of December 31, 2007, there were approximately 838 holders of record of Company stock. There is no established market for shares of Company stock and only limited trading in such shares has occurred since the formation of the Company on June 10, 1985. During 2006 and 2007, management was aware of a few transactions, including some transactions in which the Company was the purchaser and one transaction in which the Company was the seller, in which the Company's common stock traded in the ranges set forth below. However, management has not ascertained that these transactions resulted from arm's length transactions between the parties involved, and because of the limited number of shares involved, these prices may not be indicative of the value of the common stock.

	2007(1)		2006(1)	
	High	Low	High	Low
First Quarter	$181.82	$147.27	$140.91	$140.91
Second Quarter	$181.82	$147.27	$142.27	$140.91
Third Quarter	$204.55	$167.27	$186.36	$142.27
Fourth Quarter	$190.00	$162.50	$147.27	$142.27

(1) Market prices have been adjusted to give retroactive effect to stock dividend declared September 11, 2007 and distributed September 28, 2007.

Holders of shares of Company stock are entitled to such dividends as may be declared from time to time by the Board of Directors of the Company. The Company paid an annual cash dividend of $5.25 per share for 2007 and $5.25 per share for 2006. In addition, the Company distributed a 10% stock dividend on September 28, 2007. There can be no assurance, however, as to the payment of dividends by the Company in the future. Payment of dividends is within the discretion of the Board of Directors, and is dependent upon the earnings and financial condition of the Company and the Bank, and other related factors. The Company's primary source of funds with which to pay dividends are dividends paid to the Company by the Bank. There are legal restrictions on the Bank's ability to pay dividends.

CNB CORPORATION

FINANCIAL SUMMARY

(All Dollar Amounts, Except Per Share Data, in Thousands)

The following table sets forth certain selected financial data relating to the Company and subsidiary and is qualified in its entirety by reference to the more detailed financial statements of the Company and subsidiary and notes thereto included elsewhere in this report.

	Years Ended December				
	2007	2006	2005	2004	2003
Selected Income Statement Data:					
Total Interest Income	$ 53,755	$ 49,411	$ 39,079	$ 32,291	$ 30,466
Total Interest Expense	22,858	18,396	10,459	6,938	7,224
Net Interest Income	30,897	31,015	28,620	25,353	23,242
Provision for Loan Losses	1,145	808	1,275	1,155	960
Net Interest Income					
after Provision for Loan Losses	29,752	30,207	27,345	24,198	22,282
Total Noninterest Income	7,002	6,958	6,411	6,257	6,117
Total Noninterest Expenses	22,019	22,339	19,530	18,246	17,237
Income Before Income Taxes	14,735	14,826	14,226	12,209	11,162
Income Taxes	5,015	4,780	4,748	3,927	3,497
Net Income	$ 9,720	$ 10,046	$ 9,478	$ 8,282	$ 7,665
***Per Share:**					
Net Income Per Weighted					
Shares Outstanding	$ 11.29	$ 11.60	$ 10.93	$ 9.54	$ 8.83
Cash Dividend Paid Per Share	$ 5.25	$ 5.25	$ 5.00	$ 4.25	$ 4.00
Weighted Average Shares					
Outstanding	861,065	865,589	867,346	867,907	868,219
***Adjusted for a 10% stock dividend issued during 2007.**					
Selected Balance Sheet Data:					
Assets	$865,638	$837,622	$792,720	$671,569	$599,978
Net Loans	567,244	560,849	498,008	401,879	357,510
Investment Securities	216,141	179,598	181,942	215,827	191,575
Federal Funds Sold	26,000	26,000	46,000	-	1,000
Deposits:					
Noninterest-Bearing	$112,450	$129,763	$134,475	$118,580	$101,684
Interest-Bearing	579,839	545,289	532,001	441,784	401,429
Total Deposits	$692,289	$675,052	$666,476	$560,364	$503,113
Stockholders' Equity	$ 82,112	$ 76,663	$ 70,559	$ 67,585	$ 64,623

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

"Management's Discussion and Analysis" is provided to afford a clearer understanding of the major elements of the Company's financial condition, results of operations, liquidity, and capital resources. The following discussion should be read in conjunction with the Company's financial statements and notes thereto and other detailed information appearing elsewhere in this report. References to dollar amounts in this section are in thousands, except per share data.

CRITICAL ACCOUNTING POLICIES

The Company has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of the Company's financial statements. The significant accounting policies of the Company are described in the footnotes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to "Provision for Loan Losses" below for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

DISTRIBUTION OF ASSETS AND LIABILITIES

The Company maintains a conservative approach in determining the distribution of assets and liabilities. Loans increased 12.6% from $503,926 at December 31, 2005 to $567,325 at December 31, 2006; and 1.1% from December 31, 2006 to $573,751 at December 31, 2007. Loan growth is attributed to overall business development efforts to meet business and personal loan demand in our market area. Loan demand in our market area remained solid in 2006 but softened in 2007 primarily due to a decline in real estate activity. Loans increased as a percentage of total assets from 63.5% at year-end 2005 to 67.7% at year-end 2006 but decreased to 66.3% at year-end 2007. Investment securities and federal funds sold decreased as a percentage of total assets from 29.1% at year-end 2005 to 24.5% at year-end 2006 but increased to 28.0% at year-end 2007. Investments and federal funds sold provide for an adequate supply of secondary liquidity. Year-end other assets as a percentage of total assets increased from 7.4% at year-end 2005 to 7.8% at year-end 2006, and decreased to 5.7% at year-end 2007. Management has sought to build the deposit base with stable, relatively noninterest-rate sensitive deposits by offering the small to medium account holders a wide array of deposit instruments at competitive rates. Noninterest-bearing demand deposits, as a percent of total assets, have declined over the previous three years from 17.0% at year-end 2005 to 15.5% at year-end 2006 and to 13.0% at year-end 2007. The Company has anticipated a decline over the long-term as more customers utilize interest-bearing deposit accounts and repurchase agreements. Interest-bearing liabilities as a percentage of total assets increased from 72.9% at December 31, 2005 to 74.0% at December 31, 2006 and to 76.0% at December 31, 2007. Stockholders' equity as a percentage of total assets increased from 8.9% at December 31, 2005 to 9.2% at December 31, 2006 and to 9.5% at December 31, 2007. The Bank remains well-capitalized (see Note 15 to the consolidated financial statements, contained elsewhere in this report).

The following table sets forth the percentage relationship to total assets of significant components of the Company's balance sheet as of December 31, 2007, 2006, and 2005:

	December 31,		
Assets:	2007	2006	2005
Earning assets:			
Loans	66.3%	67.7%	63.5%
Investment securities:			
Taxable	21.9	18.9	20.6
Tax-exempt	3.1	2.5	2.7
Federal funds sold and securities purchased under agreement to resell	3.0	3.1	5.8
Total earning assets	94.3	92.2	92.6
Other assets	5.7	7.8	7.4
Total assets	100.0%	100.0%	100.0%
Liabilities and stockholders' equity:			
Interest-bearing liabilities:			
Interest-bearing deposits	67.0%	65.1%	67.1%
Federal funds purchased and securities sold under agreement to resell	7.0	8.6	5.5
Other short-term borrowings	2.0	.3	.3
Total interest-bearing liabilities	76.0	74.0	72.9
Noninterest-bearing deposits	13.0	15.5	17.0
Other liabilities	1.5	1.3	1.2
Stockholders' equity	9.5	9.2	8.9
Total Liabilities and stockholders' equity	100.0%	100.0%	100.0%

RESULTS OF OPERATIONS

CNB Corporation and subsidiary recognized earnings in 2007, 2006, and 2005 of $9,720, $10,046, and $9,478, respectively, resulting in a return on average assets of 1.15%, 1.24%, and 1.30%, and a return on average stockholders' equity of 11.93%, 13.36%, and 13.41%. The earnings were primarily attributable to favorable but declining net interest margins in each period (see "Net Income-Net Interest Income"). Other factors include management's ongoing effort to maintain other income at adequate levels (see "Net Income - Noninterest Income") and to control other expenses (see "Net Income - Noninterest Expenses"). Earnings, coupled with a moderate dividend policy, have supplied the necessary capital funds to support bank operations. Total assets were $865,638 at December 31, 2007 as compared to $837,622 at December 31, 2006 and $792,720 at December 31, 2005. The following table sets forth the financial highlights for fiscal years 2007, 2006, and 2005.

CNB CORPORATION AND SUBSIDIARY
FINANCIAL HIGHLIGHTS
(All Dollar Amounts, Except Per Share Data, in Thousands)

	December 31, 2007	2006 to 2007 Percent Increase (Decrease)	December 31, 2006	2005 to 2006 Percent Increase (Decrease)	December 31, 2005
Net interest income after provision for loan losses	$ 29,752	(1.5)%	$ 30,207	10.5%	$ 27,345
Income before income taxes	14,735	(.6)	14,826	4.2	14,226
Net Income	9,720	(3.2)	10,046	6.0	9,478
Per Share (1) (weighted average of shares outstanding)	$ 11.29	(2.7)	$ 11.60	6.1	$ 10.93
Cash dividends declared	4,475	8.5	4,123	4.6	3,942
Per Share	$ 5.25	0	$ 5.25	.1	$ 5.00
Total assets	$865,638	3.3%	$837,622	5.7%	$792,720
Total deposits	692,289	2.6	675,052	1.3	666,476
Loans	573,751	1.1	567,325	12.6	503,926
Investment securities	216,141	20.3	179,598	(1.3)	181,942
Stockholders' equity	82,112	7.1	76,663	8.7	70,559
Book value per share (1) (actual number of shares outstanding)	$ 96.36	7.6	$ 88.75	9.1	$ 81.35
Ratios (2):					
Return on average total assets	1.15%	(7.3)	1.24%	(4.6)	1.30%
Return on average stockholders' equity	11.93%	(10.7)	13.36%	(.4)	13.41%

(1) Adjusted for the effect of a 10% stock dividend paid in 2007.

(2) For the fiscal years ended December 31, 2007, 2006, and 2005 average total assets amounted to $847,601, $813,122, and $729,163, respectively, with average stockholders' equity totaling $81,442, $75,198, and $70,669, for the same periods.

NET INCOME

Net Interest Income

Earnings are dependent to a large degree on net interest income, defined as the difference between gross interest and fees earned on earning assets, primarily loans and investment securities, and interest paid on deposits and borrowed funds. Net interest income is affected by the interest rates earned or paid and by volume changes in loans, investment securities, deposits, and borrowed funds.

The Bank maintained net interest margins in 2007, 2006, and 2005 of 3.96%, 4.18%, and 4.31%, respectively, as compared to management's long-term target of 4.20%. Net interest margins have been compressed at the Bank and industry-wide, as a result of strong competition for deposits and competitive lending practices. The Bank has sought to increase the volume of outstanding loans, while correspondingly reducing the amount of investments held, in order to enhance interest income. Loan demand remained strong throughout 2005 and 2006 but declined in 2007 due primarily to a decline in real estate activity. Fully-tax-equivalent net interest income grew from $29,074 in 2005 to $31,428 in 2006 and remained steady at $31,361 in 2007. During the three-year period, total fully-tax-equivalent interest income increased by 26.0% from $39,533 in 2005 to $49,824 in 2006 and increased 8.8% in 2007 to $54,219. Over the same period, total interest expense increased 75.9% from $10,459 in 2005 to $18,396 in 2006 and increased 24.3% to $22,858 in 2007. Fully-tax-equivalent net interest income as a percentage of average total earning assets was 4.31% in 2005, 4.18% in 2006, and 3.96% in 2007.

Interest rates paid on deposits and borrowed funds and earned on loans and investments have generally followed the fluctuations in market interest rates in 2007, 2006, and 2005. However, fluctuations in market interest rates may not necessarily have a significant impact on net interest income, depending on the Bank's rate sensitivity position. A rate sensitive asset (RSA) is any loan or investment that can be repriced up or down in interest rate within a certain time interval. A rate sensitive liability (RSL) is an interest paying deposit or other liability that can be re-priced either up or down in interest rate within a certain time interval. When a proper balance between RSA and RSL exists, market interest rate fluctuations should not have a significant impact on earnings. The larger the imbalance, the greater the interest rate risk assumed by the Bank and the greater the positive or negative impact of interest rate fluctuations on earnings. When RSAs exceed RSLs for a specific repricing period, a positive interest sensitive gap results. The gap is negative when interest-sensitive liabilities exceed interest-sensitive assets. For a bank with a positive gap, rising interest rates would be expected to have a positive effect on net interest income and falling rates would be expected to have the opposite effect. However, gap analysis, such as set forth in the table below, does not take into account actions a bank or its customers may take during periods of changing rates, which could significantly change the effects of rate changes that would otherwise be expected. The Bank seeks to manage its assets and liabilities in a manner that will limit interest rate risk and thus stabilize long-term earning power. The table on the following page sets forth the Bank's static gap rate sensitivity position at each of the time intervals indicated. The table illustrates the Bank's rate sensitivity position on specific dates and may not be indicative of the position at other points in time. Management believes that a 200 basis point rise or fall in interest rates will have less than a 10 percent effect on before-tax net interest income over a one-year period, which is within bank guidelines.

NET INCOME (continued)

Net Interest Income ***(continued)***

Interest Rate Sensitivity Analysis
December 31, 2007
(Dollars in Thousands)

	1 Day	90 Days	180 Days	365 Days	Over 1 to 5 Years	Over 5 Years
Rate Sensitive Assets (RSA)						
Federal Funds Sold	$ 26,000	$ 0	$ 0	$ 0	$ 0	$ 0
Investment Securities (net of FRB and FHLB stock in the amount of $2,297)	0	13,224	16,298	32,317	112,712	38,581
Loans (net of non-accruals of $861 and deferred loan costs of $321)	149,865	47,196	38,368	62,009	206,141	68,990
Total, RSA	$175,865	$ 60,420	$ 54,666	$ 94,326	$318,853	$107,571
Rate Sensitive Liabilities (RSL)						
Deposits:						
Certificates of Deposit of $100,000 or more	$ 0	$ 69,155	66,218	53,072	13,410	0
All Other Time Deposits	2,760	41,914	40,799	59,094	16,467	0
Federal Funds Purchased and Securities Sold under Repurchase Agreements	25,275	29,444	3,217	3,000	0	0
Federal Home Loan Bank Advances	0	15,000	0	0	0	0
Total RSL	$ 28,035	$155,513	$ 110,234	$115,166	$ 29,877	$ 0
RSA-RSL	$147,830	$ (95,093)	$ (55,568)	$ (20,840)	$288,976	$107,571
Cumulative RSA-RSL	$147,830	$ 52,737	$ (2,831)	$ (23,671)	$265,305	$372,876
Cumulative RSA/RSL	6.27	1.29	.99	.94	1.60	1.85

Provision for Loan Losses

It is the policy of the Bank to maintain the allowance for loan losses in an amount commensurate with management's ongoing evaluation of the loan portfolio and deemed appropriate by management to cover estimated losses inherent in the portfolio. The Company complies with the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS 118, in connection with the allowance for loan losses (see NOTE 1 to the Consolidated Financial Statements - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES). The provision for loan losses was $1,145 in 2007, $808 in 2006, and $1,275 in 2005. Net loan charge-offs totaled $1,114 in 2007, $250 in 2006, and $461 in 2005, with net charge-offs being centered in consumer purpose and commercial and industrial loans in 2007, in consumer purpose loans in 2006, and in consumer purpose and commercial and industrial loans in 2005. The allowance for loan losses as a percentage of net loans was 1.15% in 2007, 1.15% at December 31, 2006, and 1.19% at December 31, 2005.

Securities Transactions

Net unrealized gains/(losses) in the investment securities portfolio were $1,728 at December 31, 2007, $(1,801) at December 31, 2006, and $(2,919) at December 31, 2005. The market value of investment securities has increased due to the declines in market interest rates, increased demand for bonds, and the consequent increase in prices. Security gains of $9 were realized in 2007 on sales of $2,315 in short-term available-for-sale securities to supplement liquidity. Security gains of $2 were realized in 2005 on sales of $4,000 in short-term available-for-sale securities to supplement liquidity. No security gains/(losses) were realized in 2006.

NET INCOME (continued)

Noninterest Income

Other income, net of any securities gains/(losses), increased by 8.5% from $6,409 in 2005 to $6,958 in 2006 and grew 0.5% from $6,958 in 2006 to $6,993 in 2007. During 2005, deposit service charge income declined as the economy strengthened and demand deposit balances grew. Additionally, higher earnings allowance credits were paid on commercial balances. This decline in deposit service charge income was offset by strong growth in secondary market mortgage loan income as we expanded our secondary market mortgage loan program during the second half of 2005. The increase in noninterest income in 2006 was attributable to increased loan fee income. Noninterest income was also enhanced during the same period by two non-recurring items: the receipt of life insurance proceeds, the income portion of which was $198; and a gain from the sale of real estate in the amount of $277. During 2007, service charge income on deposit accounts increased due to an increase in charges implemented by the Company, increased commercial services income, and declines in demand deposit balances as the economy slowed. Other service and exchange charges declined due to the non-recurrence of extraordinary miscellaneous other income experienced in 2006.

Noninterest Expenses

Noninterest expenses increased by 14.4% from $19,530 in 2005 to $22,339 in 2006, and decreased 1.4% from $22,339 in 2006 to $22,019 in 2007. The components of other expenses are salaries and employee benefits of $12,459, $13,684, and $14,044; occupancy and furniture and equipment expenses of $2,727, $3,247, and $3,338; and other operating expenses of $4,344, $5,408, and $4,637 for 2005, 2006, and 2007, respectively.

The increase in salary and employee benefits reflects compensation increases, the increased costs of providing employee benefits, and an increase from 249 to 264 full-time equivalent employees from year-end 2005 to year-end 2006. As of year-end 2007, the Company also had 264 full-time equivalent employees.

Occupancy and furniture and equipment expenses were impacted by the construction of the Company's Little River banking office and renovations to the Company's Operations and Administration building.

Noninterest expense is expected to continue to grow in 2008 due to increased growth in operations.

Income Taxes

Provisions for income taxes increased .7% from $4,748 in 2005 to $4,780 in 2006 and increased 4.9% from $4,780 in 2006 to $5,015 in 2007. Income tax liability increased in 2005 and 2006, as income before income taxes has increased 16.5% and 4.2%, respectively. Income before income taxes decreased .6% in 2007. However, the Company's effective tax rate increased during 2007.

LIQUIDITY

The Bank's liquidity position is primarily dependent on short-term demands for funds caused by customer credit needs and deposit withdrawals and upon the liquidity of bank assets to meet these needs. The Bank's liquidity sources include cash and due from banks, federal funds sold and short-term investments. In addition, the Bank has established federal funds lines of credit from correspondent banks; has the ability, on a short-term basis, to borrow funds from the Federal Reserve System; and has a line of credit from the Federal Home Loan Bank of Atlanta (see NOTE 8 to the Consolidated Financial Statements-LINES OF CREDIT). The Company had cash balances on hand of $5,837, $6,670, and $6,623 at December 31, 2007, 2006, and 2005 with liabilities, consisting of cash dividends payable, totaling $4,475, $4,123, and $3,942, respectively. Management feels that liquidity sources are more than adequate to meet funding needs.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of business. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that they will not suffer a loss if the Bank's customer fails to meet its contractual obligation to a third party. The Bank may also have outstanding commitments to buy/sell securities. At December 31, 2007, the Bank had issued commitments to extend credit of $58.0 million, standby letters of credit of $4.1 million, and no commitments to buy or sell securities (see NOTE 10 to the Consolidated Financial Statements-FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK). The majority of the commitments and standby letters of credit typically mature within one year and past experience indicates that many of the commitments and standby letters of credit will expire unused. However, through its various sources of liquidity, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

Neither the Company nor the Bank is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs, or other commitments that could significantly impact earnings.

The following table presents, as of December 31, 2007, the Company's and the Bank's fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient.

Contractual Obligations and Other Commitments
December 31, 2007
(Dollars in Thousands)

	Total	Less than One Year	1 to 3 Years	3 to 5 Years
Contractual Cash Obligations				
Operating leases	$ 7	$ 5	$ 2	$ 0
Time deposits	362,889	333,012	25,371	4,506
Total contractual cash obligations	$362,896	$333,017	$25,373	$4,506

Obligations under non-cancelable operating lease agreements totaled $7 at December 31, 2007. These obligations are payable over two years as shown in NOTE 11 to the Consolidated Financial Statements - COMMITMENTS AND CONTINGENCIES. Further information regarding the nature of time deposits is outlined in NOTE 6 to the Consolidated Financial Statements – DEPOSITS.

CAPITAL RESOURCES

Total stockholders' equity was $82,112, $76,663, and $70,559 at December 31, 2007, 2006, and 2005, representing 9.49%, 9.15%, and 8.89% of total assets, respectively. At December 31, 2007, the Company and the Bank exceeded quantitative measures established by regulation to ensure capital adequacy (see NOTE 15 to the Consolidated Financial Statements - REGULATORY MATTERS). Capital is considered sufficient by management to meet current and prospective capital requirements and to support anticipated growth in bank operations.

EFFECTS OF INFLATION

Inflation normally has the effect of accelerating the growth of both a bank's assets and liabilities. One result of this inflationary effect is an increased need for equity capital. Income is also affected by inflation. While interest rates have traditionally moved with inflation, the effect on net income is diminished because both interest earned on assets and interest paid on liabilities vary directly with each other. In some cases, however, rate increases are delayed on fixed-rate instruments. Loan demand normally declines during periods of high inflation. Inflation has a direct impact on the Bank's noninterest expense. The Bank responds to inflation changes through re-adjusting noninterest income by repricing services.

ACCOUNTING ISSUES

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. (See NOTE 1 to the Consolidated Financial Statements - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES).

RISKS AND UNCERTAINTIES

In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk, and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrowers' inability or unwillingness to make contractually required payments. Market risk, in regard to lending, reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk, in regard to interest rate risk, is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises principally from the interest rate risk inherent in its lending, deposit, and borrowing activities. Management actively monitors and manages its interest rate risk exposure. In addition to other risks which the Company manages in the normal course of business, such as credit quality and liquidity risk, management considers interest rate risk to be a significant market risk that could potentially have a material effect on the Company's financial condition and results of operations (See Item 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Net Income - Net Interest Income). Other types of market risks, such as foreign currency risk and commodity price risk, do not arise in the normal course of the Company's business activities.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of CNB Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are executed in accordance with appropriate management authorization and accounting records are reliable for the preparation of financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of CNB Corporation's internal control over financial reporting as of December 31, 2007. In making our assessment, management has utilized the framework published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission "Internal Control-Integrated Framework." Based on our assessment, management has concluded that, as of December 31, 2007, internal control over financial reporting was effective.

Elliott Davis, LLC, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this report, has issued an attestation report on the Company's internal control over financial reporting, and a copy of Elliott Davis, LLC's report is included with this report.

W. Jennings Duncan
President and Chief Executive Officer

L. Ford Sanders, II
Executive Vice President, Treasurer and Chief Financial Officer

Conway, South Carolina
March 13, 2008

Elliott Davis
Accountants and Business Advisors

1901 Main Street, Suite 1650
P.O. Box 2227
Columbia, SC 29202-2227

Phone 803.256.0002
Fax 803.254.4724

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Stockholders
CNB Corporation
Conway, South Carolina

We have audited the consolidated balance sheets of CNB Corporation and subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Corporation and subsidiary as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CNB Corporation and subsidiary's internal control over financial reporting as of December 31, 2007, based on criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 13, 2008 expressed an unqualified opinion thereon.

Elliott Davis, LLC

Columbia, South Carolina
March 13, 2008

ElliottDavis
Accountants and Business Advisors

1901 Main Street, Suite 1650
P.O. Box 2227
Columbia, SC 29202-2227

Phone 803.256.0002
Fax 803.254.4724

UNQUALIFIED OPINION ON INTERNAL CONTROL OVER FINANCIAL REPORTING

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
CNB Corporation
Conway, South Carolina

We have audited CNB Corporation and subsidiary's internal control over financial reporting as of December 31, 2007, based on criteria established in "Internal Control—Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CNB Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CNB Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CNB Corporation and subsidiary as of December 31, 2007 and 2006 and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2007, and our report dated March 13, 2008 expressed an unqualified opinion thereon.

Elliott Davis, LLC

Columbia, South Carolina
March 13, 2008

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(amounts, except share data, in thousands)

ASSETS	December 31, 2007	December 31, 2006
CASH AND DUE FROM BANKS	$ 20,941	$ 34,872
FEDERAL FUNDS SOLD	26,000	26,000
INVESTMENT SECURITIES AVAILABLE FOR SALE	206,133	173,582
INVESTMENT SECURITIES HELD TO MATURITY		
(Fair value $7,731 in 2007 and $4,380 in 2006)	7,711	4,315
OTHER INVESTMENTS, AT COST	2,297	1,701
LOANS	573,751	567,325
Less allowance for loan losses	6,507	6,476
Net loans	567,244	560,849
PREMISES AND EQUIPMENT	22,928	22,988
ACCRUED INTEREST RECEIVABLE	7,396	6,571
OTHER ASSETS	4,988	6,744
	$ 865,638	$ 837,622
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Noninterest-bearing	$ 112,450	$ 129,763
Interest-bearing	579,839	545,289
Total deposits	692,289	675,052
Securities sold under repurchase agreements	60,936	72,330
United States Treasury demand notes	2,377	2,865
Federal Home Loan Bank advances	15,000	-
Dividends payable	4,475	4,123
Other liabilities	8,449	6,589
Total liabilities	783,526	760,959
COMMITMENTS AND CONTINGENT LIABILITIES - Notes 10 and 11		
STOCKHOLDERS' EQUITY		
Common stock - $10 par value; authorized 1,500,000 shares; issued 868,422 and 789,774 shares in 2007 and 2006, respectively	8,684	7,898
Capital in excess of par value of stock	55,939	43,555
Retained earnings	19,047	27,017
Accumulated other comprehensive income (loss)	1,025	(1,120)
	84,695	77,350
Less 16,316 in 2007 and 4,495 in 2006 shares held in Treasury, at cost	2,583	687
Total stockholders' equity	82,112	76,663
	$ 865,638	$ 837,622

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(amounts, except per share data, in thousands)

	For the years ended December 31,		
	2007	2006	2005
INTEREST INCOME			
Loans and fees on loans	$ 43,878	$ 41,340	$ 30,953
Investment securities			
Taxable	7,337	5,825	6,405
Nontaxable	901	802	881
Total interest on investment securities	8,238	6,627	7,286
Non-marketable equity securities			
Federal Reserve Bank dividend income	7	10	7
Federal Home Loan Bank dividend income	96	99	51
Total income on non-marketable equity securities	103	109	58
Federal funds sold	1,536	1,335	782
Total interest income	53,755	49,411	39,079
INTEREST EXPENSE			
Deposits	19,976	16,229	9,779
Securities sold under repurchase agreements	2,800	1,611	649
United States Treasury demand notes	74	52	31
Federal Home Loan Bank advances	8	504	-
Total interest expense	22,858	18,396	10,459
Net interest income	30,897	31,015	28,620
PROVISION FOR LOAN LOSSES	1,145	808	1,275
Net interest income after provision for loan losses	29,752	30,207	27,345
NONINTEREST INCOME			
Service charges on deposit accounts	3,621	3,279	3,410
Other service and exchange charges	3,372	3,679	2,999
Gain on sale of investment securities available for sale	9	-	2
Total noninterest income	7,002	6,958	6,411
NONINTEREST EXPENSES			
Salaries and wages	10,453	10,696	9,484
Pensions and other employee benefits	3,591	2,988	2,975
Occupancy	1,313	1,372	1,185
Furniture and equipment	2,025	1,875	1,542
Examination and professional fees	662	760	513
Office supplies	490	562	514
Credit card operations	953	1,048	1,045
Other operating expenses	2,532	3,038	2,272
Total noninterest expenses	22,019	22,339	19,530
Income before provision for income taxes	14,735	14,826	14,226
PROVISION FOR INCOME TAXES	5,015	4,780	4,748
Net income	$ 9,720	$ 10,046	$ 9,478
NET INCOME PER SHARE OF COMMON STOCK	$ 11.29	$ 11.60	$ 10.93

Adjusted for the effect of a 10% stock dividend issued during 2007.

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2007, 2006, and 2005
(amounts, except share data, in thousands)

	Common stock Shares	Common stock Amount	Capital in excess of par value of stock	Retained earnings	Accumulated other comprehensive income	Treasury stock	Total stockholders' equity
BALANCE, DECEMBER 31, 2004	789,774	$ 7,898	$43,543	$15,558	$ 734	$ (148)	$67,585
Net income	-	-	-	9,478	-	-	9,478
Cash dividend declared, $5.00 per share	-	-	-	(3,942)	-	-	(3,942)
Treasury stock transactions, net	-	-	-	-	-	(22)	(22)
Gain on sale of treasury stock	-	-	4	-	-	-	4
Net change in unrealized holding loss, net of income taxes of ($1,697)	-	-	-	-	(2,544)	-	(2,544)
BALANCE, DECEMBER 31, 2005	789,774	7,898	43,547	21,094	(1,810)	(170)	70,559
Net income	-	-	-	10,046	-	-	10,046
Cash dividend declared, $5.25 per share	-	-	-	(4,123)	-	-	(4,123)
Treasury stock transactions, net	-	-	-	-	-	(517)	(517)
Gain on sale of treasury stock	-	-	8	-	-	-	8
Net change in unrealized holding gain, net of income taxes of $460	-	-	-	-	690	-	690
BALANCE, DECEMBER 31, 2006	789,774	7,898	43,555	27,017	(1,120)	(687)	76,663
Net income	-	-	-	9,720	-	-	9,720
Cash dividend declared, $5.25 per share	-	-	-	(4,475)	-	-	(4,475)
10% stock dividend	78,648	786	12,368	(13,154)	-	-	-
Cash paid for fractional shares	-	-	-	(61)	-	-	(61)
Treasury stock transactions, net	-	-	-	-	-	(1,896)	(1,896)
Gain on sale of treasury stock	-	-	16	-	-	-	16
Net change in unrealized holding gain, net of income taxes of $1,429	-	-	-	-	2,145	-	2,145
BALANCE, DECEMBER 31, 2007	868,422	$8,684	$55,939	$19,047	$ 1,025	$ (2,583)	$82,112

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(amounts in thousands)

	For the years ended December 31,		
	2007	**2006**	**2005**
NET INCOME	$ 9,720	$ 10,046	$ 9,478
OTHER COMPREHENSIVE INCOME, NET OF TAX			
Unrealized holding gains (losses) on investment securities available for sale	2,151	690	(2,543)
Reclassification adjustments for gains included in net income	(6)	-	(1)
COMPREHENSIVE INCOME	**$ 11,865**	**$ 10,736**	**$ 6,934**

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	For the years ended December 31,		
	2007	2006	2005
OPERATING ACTIVITIES			
Net income	$ 9,720	$ 10,046	$ 9,478
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	1,285	1,202	983
Provision for loan losses	1,145	808	1,275
Provision for deferred income taxes	16	(212)	(613)
Discount accretion and premium amortization on investment securities	(324)	54	-
Gain on sale of investment securities available for sale	(9)	-	(2)
Gain on sale of foreclosed assets	(15)	-	(23)
Writedown on foreclosed assets	-	-	14
Changes in assets and liabilities:			
Increase in accrued interest receivable	(825)	(1,117)	(772)
(Increase)/decrease in other assets	374	289	(409)
Increase in other liabilities	1,860	339	3,315
Net cash provided by operating activities	13,227	11,409	13,246
INVESTING ACTIVITIES			
Proceeds from sales of investment securities available for sale	2,325	-	4,005
Proceeds from maturities and calls of investment securities held to maturity	1,500	935	399
Proceeds from maturities and calls of investment securities available for sale	82,086	39,014	26,394
Purchases of investment securities held to maturity	(4,895)	(1,128)	-
Purchases of investment securities available for sale	(113,055)	(35,139)	(1,006)
Proceeds from sales of premises and equipment	-	305	-
Proceeds from sales of foreclosed assets	79	61	103
Net increase in loans	(7,668)	(63,710)	(97,418)
Purchase of equity securities	(596)	(242)	(145)
Premises and equipment expenditures	(1,225)	(3,921)	(3,929)
Net cash used for investing activities	(41,449)	(63,825)	(71,597)
FINANCING ACTIVITIES			
Dividends paid	(4,123)	(3,942)	(3,352)
Net increase in deposits	17,237	8,576	106,741
Increase/(decrease) in securities sold under repurchase agreements	(11,394)	29,034	9,346
Increase/(decrease) in United States Treasury demand notes	(488)	668	(698)
Increase in Federal Home Loan Bank advances	15,000	-	-
Cash paid for fractional shares	(61)	-	-
Treasury stock transactions, net	(1,896)	(517)	(22)
Gain on sale of treasury stock	16	8	4
Net cash provided by financing activities	14,291	33,827	112,019
Net increase/(decrease) in cash and cash equivalents	(13,931)	(18,589)	53,668
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	60,872	79,461	25,793
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 46,941	$ 60,872	$ 79,461
CASH PAID FOR			
Interest	$ 21,480	$ 16,294	$ 9,418
Income taxes	$ 5,086	$ 5,285	$ 5,038

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Principles of consolidation and nature of operations

The consolidated financial statements include the accounts of ***CNB Corporation*** (the "Company") and its wholly-owned subsidiary, The Conway National Bank (the "Bank"). The Company operates as one business segment. All significant intercompany balances and transactions have been eliminated. The Bank operates under a national bank charter and provides full banking services to customers. The Bank is subject to regulation by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The Company is subject to regulation by the Federal Reserve Board.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the consolidated balance sheets and the consolidated statements of income for the periods covered. Actual results could differ from those estimates.

Concentrations of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold, and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in Horry County, South Carolina and the Waccamaw Neck area of Georgetown County, South Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. The Company monitors concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions. As of December 31, 2007, the Company had concentrations of loans to the following classes of borrowers or industries: Land Subdivision and Development, Single Family Housing, Lessors of Residential Buildings, Lessors of Non-Residential Buildings, and Other Real Estate Related Activities. The amount of commercial purpose loans outstanding to these groups of borrowers as of December 31, 2007 was $24,432,000, $27,013,000, $23,025,000, $30,011,000, and $22,551,000, respectively. These amounts represented 28.37%, 31.37%, 26.74%, 34.85%, and 26.19% of Total Capital, as defined for regulatory purposes, for the same period, also respectively.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, Management monitors exposure to credit risk from concentrations of lending products and practices such as loans with high loan-to-value ratios, interest-only payment loans, and balloon payment loans. Management monitors loans with loan-to-values in excess of regulatory guidelines and secured by real estate in accordance with guidance as set forth by regulatory authorities and maintains total loans with loan-to-value exceptions within regulatory limitations. Management monitors and manages other loans with high loan-to-value ratios, interest-only payment loans, and balloon payment loans within levels of risk acceptable to Management. The Bank does not offer any loan products which provide for planned graduated payments or loans which allow negative amortization.

The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations and general obligation municipal securities. In the opinion of Management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Continued

Cash and cash equivalents

Cash and cash equivalents include cash and due from banks and federal funds sold. Generally, both cash and cash equivalents are considered to have maturities of three months or less, and accordingly, the carrying amount of such instruments is deemed to be a reasonable estimate of fair value.

Investment securities

The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *"Accounting for Certain Investments in Debt and Equity Securities."* This statement requires that the Company classify debt securities upon purchase as available for sale, held to maturity, or trading. Such assets classified as available for sale are carried at fair value. Unrealized holding gains or losses are reported as a component of stockholders' equity (accumulated other comprehensive income) net of deferred income taxes. Securities classified as held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts into interest income using a method which approximates a level yield. To qualify as held to maturity the Company must have the intent and ability to hold the securities to maturity. Trading securities are carried at market value. The Company has no trading securities. Gains or losses on disposition of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

Loans and interest income

Loans are recorded at their unpaid principal balance. Interest on loans is accrued and recognized based upon the interest method.

The Company accounts for nonrefundable fees and certain direct costs associated with the origination of loans in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases—an amendment of FASB Statements No. 13, 60, and 65 and a rescission of FASB Statement No. 17." Under SFAS No. 91 nonrefundable fees and certain direct costs associated with the origination of loans are deferred and recognized as a yield adjustment over the contractual life of the related loans until such time that the loan is sold.

The Company accounts for impaired loans in accordance with SFAS No. 114, *"Accounting by Creditors for Impairment of a Loan."* This standard requires that all creditors value loans at the loan's fair value if it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a creditor to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan.

Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

Allowance for loan losses

The allowance for loan losses is based on management's ongoing evaluation of the loan portfolio and reflects an amount that, in management's opinion, is adequate to absorb losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the loan portfolio, and management's estimate of anticipated credit

Continued

losses. Loans are charged against the allowance at such time as they are determined to be losses. Subsequent recoveries are credited to the allowance. Management considers the year-end allowance adequate to cover losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

Non-performing assets

Non-performing assets include real estate acquired through foreclosure or deed taken in lieu of foreclosure and loans on non-accrual status. Loans are placed on non-accrual status when, in the opinion of management, the collection of additional interest is questionable. Thereafter no interest is taken into income unless received in cash or until such time as the borrower demonstrates the ability to pay principal and interest.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed over the estimated useful lives of the assets using primarily the straight-line method. Additions to premises and equipment and major replacements or improvements are capitalized at cost. Maintenance, repairs, and minor replacements are expensed when incurred. Gains and losses on routine dispositions are reflected in current operations.

Advertising expense

Advertising, promotional, and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent. Advertising, promotional, and other business development costs of $508,000, $596,000 and $476,000, were included in the Company's results of operations for 2007, 2006, and 2005, respectively.

Securities sold under agreements to repurchase

The Bank enters into sales of securities under agreements to repurchase. Fixed-coupon repurchase agreements are treated as financing, with the obligation to repurchase securities sold being reflected as a liability and the securities underlying the agreements remaining as assets.

Income taxes

Income taxes are accounted for in accordance with SFAS No. 109, *"Accounting for Income Taxes."* Under SFAS No. 109, deferred tax liabilities are recognized on all taxable temporary differences (reversing differences where tax deductions initially exceed financial statement expense or income is reported for financial statement purposes prior to being reported for tax purposes). In addition, deferred tax assets are recognized on all deductible temporary differences (reversing differences where financial statements expense initially exceeds tax deductions, or income is reported for tax purposes prior to being reported for financial statement purposes). Valuation allowances are established to reduce deferred tax assets if it is determined to be "more likely than not" that all or some portion of the potential deferred tax assets will not be realized.

In 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. FIN 48 was effective for fiscal years beginning after December 15, 2006. Accordingly, the Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have any impact on the Company's consolidated financial position.

Reclassifications

Certain amounts in the financial statements for the years ended December 31, 2005 and 2006 have been reclassified, with no effect on net income, to be consistent with the classifications adopted for the year ended December 31, 2007.

Continued

Net income per share

The Company computes net income per share in accordance with SFAS No. 128, *"Earnings Per Share."* Net income per share is computed on the basis of the weighted average number of common shares outstanding: 861,065 in 2007, 865,589 in 2006 and 867,346 in 2005. The Company does not have any dilutive instruments and therefore only basic net income per share is presented. Net income per share and the weighted average common shares outstanding have been adjusted for all periods presented to reflect the 10% stock dividend issued in 2007.

Fair values of financial instruments

SFAS No. 107, *"Disclosures About Fair Value of Financial Instruments,"* as amended by SFAS No. 119 and SFAS No. 133, requires disclosure of fair value information for financial instruments, whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock. In addition, other nonfinancial instruments such as premises and equipment and other assets and liabilities are not subject to the disclosure requirements.

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and due from banks - The carrying amounts of cash and due from banks (cash on hand, due from banks and interest bearing deposits with other banks) approximate their fair value.

Federal funds sold - The carrying amounts of federal funds sold approximate their fair value.

Investment securities available for sale and held to maturity - Fair values for investment securities are based on quoted market prices.

Other investments - No ready market exists for Federal Reserve and Federal Home Loan Bank Stock and they have no quoted market value. However, redemption of this stock has historically been at par value. Management has determined it is not practicable to estimate the fair value and has not performed an impairment analysis.

Loans - For variable rate loans that reprice frequently and for loans that mature within one year, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits - The fair values disclosed for demand deposits are, by definition, equal to their carrying amounts. The carrying amounts of variable rate, fixed-term money market accounts and short-term certificates of deposit approximate their fair values at the reporting date. Fair values for long-term fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities.

Short-term borrowings - The carrying amounts of borrowings under repurchase agreements, federal funds purchased, U. S. Treasury demand notes, and Federal Home Loan Bank advances approximate their fair values.

Off balance sheet instruments - Fair values of off balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Continued

Recently issued accounting standards

The following is a summary of recent authoritative pronouncements that may affect accounting, reporting, and disclosure of financial information by the Company:

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard eliminates inconsistencies found in various prior pronouncements but does not require any new fair value measurements. SFAS 157 is effective for the Company on January 1, 2008 and will not impact the Company's accounting measurements but is expected to result in additional disclosures.

In September 2006, The FASB ratified the consensuses reached by the FASB's Emerging Issues Task Force ("EITF") relating to EITF 06-4, "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" ("EITF 06-4"). Entities purchase life insurance for various reasons including protection against loss of key employees and to fund postretirement benefits. The two most common types of life insurance arrangements are endorsement split dollar life and collateral assignment split dollar life. EITF 06-4 covers the former and EITF 06-10 (discussed below) covers the latter. EITF 06-4 states that entities with endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board ("APB") Opinion No. 12, "Omnibus Opinion - 1967" (if the arrangement is, in substance, an individual deferred compensation contract). Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. EITF 06-4 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-4 will have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB ratified the consensus reached related to EITF 06-5, "Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance." EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The adoption of EITF 06-5 did not have a material impact on the Company's financial position, results of operations and cash flows.

In March 2007, the FASB ratified the consensus reached on EITF 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements" ("EITF 06-10"). The postretirement aspect of this EITF is substantially similar to EITF 06-4 discussed above and requires that an employer recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either FASB Statement No. 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive agreement with the employee. In addition, a consensus was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. EITF 06-10 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-10 will have a material impact on its financial position, results of operations, or cash flows.

Continued

Recently issued accounting standards - continued

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" ("SFAS 159"). This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Company on January 1, 2008. The Company is currently analyzing the fair value option that is permitted, but not required, under SFAS 159.

In November 2007, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" ("SAB 109"). SAB 109 expresses the current view of the SEC staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply this guidance on a prospective basis to derivative loan commitments issued or modified in the first quarter of 2008 and thereafter. The Company is currently analyzing the impact of this guidance, which relates to the Company's mortgage loans held for sale.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Continued

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Risks and uncertainties

In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk, and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk, as it relates to lending and real estate held for operating locations, reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

NOTE 2 - RESTRICTIONS ON CASH AND CASH EQUIVALENTS

The Bank is required to maintain average reserve balances either at the Bank or on deposit with the Federal Reserve Bank. The average amounts of these reserve balances for the years ended December 31, 2007 and 2006 were approximately $10,486,000 and $19,381,000, respectively.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and fair value of investment securities are based on contractual maturity dates. Actual maturities may differ from the contractual maturities because borrowers may have the right to prepay obligations with or without penalty. The amortized cost, approximate fair value, and expected maturities of investment securities are summarized as follows (tabular amounts in thousands):

	December 31, 2007			
	Amortized	Unrealized Holding		Fair
AVAILABLE FOR SALE	Cost	Gains	Losses	Value
Government sponsored enterprises				
Within one year	$ 61,611	$ 2	$ 236	$ 61,377
One to five years	103,464	1,408	8	104,864
Six to ten years	18,276	407	-	18,683
	183,351	1,817	244	184,924
State, county, and municipal				
Within one year	209	3	-	212
One to five years	6,244	166	-	6,410
Six to ten years	1,916	16	6	1,926
Over ten years	10,758	10	49	10,719
	19,127	195	55	19,267
Mortgage backed				
Six to ten years	389	11	-	400
Over ten years	846	4	20	830
	1,235	15	20	1,230
Other Investments				
CRA Qualified Investment Fund	701	-	-	701
Master Card International Stock	11	-	-	11
	712	-	-	712
Total available for sale	**$ 204,425**	**$ 2,027**	**$ 319**	**$ 206,133**
HELD TO MATURITY				
State, county, and municipal				
Within one year	$ 250	$ -	$ -	$ 250
One to five years	1,438	32	-	1,470
Six to ten years	3,764	20	5	3,779
Over ten years	2,259	-	27	2,232
Total held to maturity	**$ 7,711**	**$ 52**	**$ 32**	**$ 7,731**

Continued

NOTE 3 - INVESTMENT SECURITIES, Continued

	December 31, 2006			
	Amortized	Unrealized Holding		Fair
AVAILABLE FOR SALE	Cost	Gains	Losses	Value
Government sponsored enterprises				
Within one year	$ 68,676	$ -	$ 687	$ 67,989
One to five years	86,891	14	1,374	85,531
Six to ten years	1,996	-	-	1,996
	157,563	14	2,061	155,516
State, county, and municipal				
Within one year	4,531	1	3	4,529
One to five years	7,931	173	1	8,103
Six to ten years	1,511	34	-	1,545
Over ten years	2,711	-	8	2,703
	16,684	208	12	16,880
Mortgage backed				
Six to ten years	456	12	-	468
Over ten years	389	-	27	362
	845	12	27	830
Other Investments				
CRA Qualified Investment Fund	346	-	-	346
Master Card International Stock	10	-	-	10
	356	-	-	356
Total available for sale	**$ 175,448**	**$ 234**	**$ 2,100**	**$ 173,582**
HELD TO MATURITY				
State, county, and municipal				
Within one year	$ 1,345	$ 7	$ -	$ 1,352
One to five years	1,841	37	-	1,878
Over ten years	1,129	21	-	1,150
Total held to maturity	**$ 4,315**	**$ 65**	**$ -**	**$ 4,380**

Continued

NOTE 3 - INVESTMENT SECURITIES, Continued

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007 (tabular amounts in thousands):

AVAILABLE FOR SALE

	Less than twelve months		Twelve months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government sponsored enterprises	$ -	$ -	$ 63,832	$ 244	$ 63,832	$ 244
State, county, and municipal	7,531	29	1,548	26	9,079	55
Mortgage backed	-	-	271	20	271	20
Total	$ 7,531	$ 29	$ 65,651	$ 290	$ 73,182	$ 319

Securities classified as available-for-sale are recorded at fair market value. Approximately 91% of the unrealized losses, or twenty-eight individual securities, consisted of securities in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer; and therefore, these losses are not considered other-than-temporary.

Investment securities with an aggregate par value of $182,651,000 at December 31, 2007 and $167,829,000 at December 31, 2006 were pledged to secure public deposits and for other purposes.

Other Investments, at Cost - The Bank, as a member institution, is required to own certain stock investments in the Federal Home Loan Bank of Atlanta ("FHLB") and the Federal Reserve Bank. The stock is generally pledged against any borrowings from these institutions (see Note 8). No ready market exists for the stock and it has no quoted market value. However, redemption of these stocks has historically been at par value.

The Company's investments in stock are summarized below (tabular amounts in thousands):

	December 31,	
	2007	2006
Federal Reserve Bank	$ 116	$ 116
FHLB	2,181	1,585
	$ 2,297	$ 1,701

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES

Following is a summary of loans by major classification (tabular amounts in thousands):

	December 31,	
	2007	**2006**
Real estate - mortgage	$ 350,138	$ 361,707
Real estate - construction	83,398	74,564
Commercial and industrial	88,106	83,375
Loans to individuals for household, family and other consumer expenditures	47,731	44,124
Agriculture	3,264	3,097
All other loans, including overdrafts	794	458
Unamortized deferred loan costs	320	-
	$ 573,751	**$ 567,325**

The Bank's loan portfolio consisted of $423,025,000 and $414,155,000 in fixed rate loans as of December 31, 2007 and 2006, respectively. Fixed rate loans with maturities in excess of one year amounted to $275,452,000 and $289,839,000 at December 31, 2007 and 2006, respectively. The Bank has an available line of credit from the FHLB. The line is secured by a blanket lien on qualifying 1-4 family mortgages.

Changes in the allowance for loan losses are summarized as follows (tabular amounts in thousands):

	For the years ended December 31,		
	2007	**2006**	**2005**
Balance, beginning of year	$ 6,476	$ 5,918	$ 5,104
Recoveries of loans previously charged against the allowance	332	659	360
Provided from current year's income	1,145	808	1,275
Loans charged against the allowance	(1,446)	(909)	(821)
Balance, end of year	**$ 6,507**	**$ 6,476**	**$ 5,918**

At December 31, 2007 and 2006, non-accrual loans totaled $861,000 and $897,000, respectively. The total amount of interest earned on non-accrual loans was $33,000 in 2007, $27,000 in 2006, and $8,000 in 2005. The gross interest income which would have been recorded under the original terms of the non-accrual loans amounted to $94,000 in 2007, $65,000 in 2006, and $34,000 in 2005. Foregone interest on non-accrual loans totaled $61,000 in 2007, $38,000 in 2006, and $26,000 in 2005. As of December 31, 2007 the Company had impaired loans totaling $523,000 for which no amount was specifically reserved in the Allowance. The Company writes down any potential losses associated with impaired loans at the time such loans are recognized as impaired. During 2007, the average recorded investment in impaired loans was approximately $636,000. The Company had no impaired loans as of December 31, 2006.

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment at December 31 is summarized as follows (tabular amounts in thousands):

	2007	2006
Land and buildings	$ 25,192	$ 25,021
Furniture, fixtures and equipment	7,768	7,254
	32,960	32,275
Less accumulated depreciation and amortization	10,701	9,568
	22,259	22,707
Construction in progress	669	281
	$ 22,928	**$ 22,988**

Depreciation and amortization of premises and equipment charged to operating expense totaled $1,285,000 in 2007, $1,202,000 in 2006, and $983,000 in 2005. As of December 31, 2007 construction in progress consisted of $178,000 for expenditures associated with renovations to the Company's main office, with no remaining contractual balance, and $491,000 for expenditures associated with the Company's Little River branch office, with an approximate remaining contractual balance of $370,000.

Depreciation with regard to premises and equipment owned by the Company is recorded using the straight-line method over the estimated useful life of the related asset for financial reporting purposes. Estimated lives range from fifteen to thirty-nine years for buildings and improvements and from five to seven years for furniture and equipment. Estimated lives for computer software are typically five years. Estimated lives of Bank automobiles are typically five years. Estimating the useful lives of premises and equipment includes a component of management judgment.

NOTE 6 - DEPOSITS

A summary of deposits, by type, as of December 31 follows (tabular amounts in thousands):

	2007	2006
Transaction accounts	$ 200,052	$224,936
Savings deposits	46,019	50,167
Insured money market accounts	83,329	75,236
Time deposits over $100,000	201,855	175,908
Other time deposits	161,034	148,805
Total deposits	**$ 692,289**	**$675,052**

Interest paid on certificates of deposit of $100,000 or more totaled $8,944,000 in 2007, $6,841,000 in 2006 and $3,649,000 in 2005.

At December 31, 2007, the scheduled maturities of time deposits are as follows (dollar amounts in thousands):

2008	$ 333,012
2009	14,756
2010	10,615
2011	1,556
2012 and after	2,950
	$362,889

NOTE 7 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements are summarized as follows (tabular dollar amounts in thousands):

	At and for the year ended December 31,	
	2007	2006
Amount outstanding at year end	$ 60,936	$ 72,330
Average amount outstanding during year	68,276	45,621
Maximum outstanding at any month-end	72,927	72,330
Weighted average rate paid at year-end	4.20%	4.39%
Weighted average rate paid during year	4.10%	3.53%

The Bank enters into sales of securities under agreements to repurchase. These obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets. The dollar amount of securities underlying the agreements are book entry securities maintained at Silverton Bank. Government sponsored enterprise and municipal securities with a book value of $74,717,000 ($76,064,000 fair value) and $93,291,000 ($92,323,000 fair value) at December 31, 2007 and 2006, respectively, are pledged as collateral for the agreements.

NOTE 8 - LINES OF CREDIT

At December 31, 2007, the Bank had unused short-term lines of credit totaling $37,000,000 to purchase Federal Funds from unrelated banks. These lines of credit are available on a one- to seven-day basis for general corporate purposes of the Bank. All of the lenders have reserved the right to withdraw these lines at their option.

The Bank has a demand note through the U.S. Treasury, Tax and Loan system with the Federal Reserve Bank of Richmond (FRB). The Bank may borrow up to $7,000,000 under the arrangement at varying rates set weekly by the FRB. The average rate paid by the Company under the arrangement was 4.68% for 2007. The note is secured by Federal agency securities with a market value of $6,002,000 at December 31, 2007. The amount outstanding under the note totaled $2,377,000 and $2,865,000 at December 31, 2007 and 2006, respectively.

The Bank also has a line of credit from the Federal Home Loan Bank (FHLB) for $95,134,000 secured by a lien on the Bank's qualifying 1-4 family mortgages and the Bank's investment in FHLB stock. Allowable terms range from overnight to 20 years at varying rates set daily by the FHLB. The amount outstanding under the agreement totaled $15,000,000 and $0 at December 31, 2007 and 2006, respectively. The $15,000,000 outstanding at December 31, 2007 is due and payable in one payment on March 28, 2008. Interest on this advance is payable monthly at 4.57%.

NOTE 9 - INCOME TAXES

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes as follows (dollar amounts in thousands):

	For the years ended December 31,					
	2007		2006		2005	
	Amount	%	Amount	%	Amount	%
Tax expense at statutory rate	$5,047	34.25%	$5,081	34.27%	$4,841	34.00%
Increase (decrease) in taxes resulting from:						
Tax exempt interest	(309)	(2.10)	(276)	(1.86)	(316)	(2.22)
State bank tax (net of federal benefit)	263	1.78	313	2.11	283	1.98
Other - net	14	.10	(338)	(2.31)	(60)	(.38)
Tax provision	$5,015	34.03%	$4,780	32.21%	$4,748	33.38%

Continued

NOTE 9 - INCOME TAXES, Continued

The Company had analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48.

The sources and tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (tabular amounts in thousands):

	December 31,	
	2007	2006
Deferred tax assets:		
Allowance for loan losses deferred for tax purposes	$2,212	$2,202
Deferred compensation	512	440
Executive retirement plan	143	115
Unrealized net losses on securities available for sale	-	746
Other	136	114
Gross deferred tax assets	3,003	3,617
Deferred tax liabilities:		
Depreciation for income tax reporting in excess of amount for financial reporting	(392)	(368)
Unrealized net gains on securities available for sale	(683)	-
Other	(216)	(81)
Gross deferred tax liabilities	(1,291)	(449)
Net deferred tax asset	**$ 1,712**	**$ 3,168**

The net deferred tax asset is included in other assets at December 31, 2007 and 2006.

A portion of the change in net deferred taxes relates to the change in unrealized net gains and losses on securities available for sale. The related 2007 tax liability of $1,429,000 and the 2006 deferred tax benefit of $461,000 have been recorded directly to stockholders' equity. The balance of the change in net deferred taxes results from the current period deferred tax benefit.

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes (amounts in thousands):

	For the years ended December 31,		
	2007	2006	2005
Income taxes currently payable			
Federal	$ 4,588	$ 4,367	$ 5,362
State	400	476	429
	4,988	4,843	5,791
Deferred income taxes	27	(63)	(1,043)
Provision for income taxes	**$ 5,015**	**$ 4,780**	**$ 4,748**

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Bank is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated balance sheets. The contractual amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

The contractual value of the Bank's off balance sheet financial instruments is as follows as of December 31, 2007 (amounts in thousands):

	Contract amount
Commitments to extend credit	$ 58,002
Standby letters of credit	$ 4,080

Commitments to extend credit are agreements to lend as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

At December 31, 2007, the Bank was obligated under non-cancelable operating leases on land used for a branch office and a billboard contract that had initial or remaining terms of more than one year. Future minimum payments under these agreements at December 31, 2007 were (tabular amounts in thousands):

Payable in year ending	**Amount**
2008	$ 5
2009	2
2010 and thereafter	-
Total future minimum payments required	$ 7

Lease payments under all operating leases charged to expense totaled $6,000 in 2007, $6,000 in 2006, and $6,000 in 2005. The leases provide that the lessee pay property taxes, insurance and maintenance cost.

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's financial position.

NOTE 12 - RESTRICTION ON DIVIDENDS

Payment of dividends is within the discretion of the Board of Directors, and the ability of the Company to pay cash dividends is dependent upon receiving cash in the form of dividends from the Bank. Federal banking regulations restrict the amount of dividends that can be paid and such dividends are payable only from the retained earnings of the Bank. At December 31, 2007, the Bank's retained earnings were $74,709,000.

NOTE 13 - TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND ASSOCIATES

Directors and executive officers of the Company and the Bank and associates of such persons are customers of and have loan and deposit transactions with the Bank in the ordinary course of business. Additional transactions may be expected to take place in the future. Loans and commitments are made on comparable terms, including interest rates and collateral, as those prevailing at the time for other customers of the Bank, and do not involve more than normal risk of collectibility or present other unfavorable features.

Total loans to all executive officers and directors, including immediate family and business interests, at December 31, were as follows (tabular amounts in thousands):

	December 31,	
	2007	2006
Balance, beginning of year	$ 2,400	$ 2,377
New loans	775	940
Less loan payments	1,219	917
Balance, end of year	**$ 1,956**	**$ 2,400**

Deposits by directors and executive officers of the Company and the Bank, and associates of such persons, totaled $11,036,000 and $9,562,000 at December 31, 2007 and 2006, respectively.

NOTE 14 - EMPLOYEE BENEFIT PLAN

The Bank has a defined contribution pension plan covering all employees who have attained age twenty-one and have a minimum of one year of service. Upon ongoing approval of the Board of Directors, the Bank matches one-hundred percent of employee contributions up to three percent of employee salary deferred and fifty percent of employee contributions in excess of three percent and up to five percent of salary deferred. The Board of Directors may also make discretionary contributions to the Plan. For the years ended December 31, 2007, 2006, and 2005, $712,000, $605,000 and $624,000, respectively, were charged to operations under the plan.

Supplemental benefits are provided to certain key officers under The Conway National Bank Executive Supplemental Income Plan (ESI) and the Long-Term Deferred Compensation Plan (LTDC). These plans are not qualified under the Internal Revenue Code. The plans are unfunded. However, certain benefits under the ESI Plan are informally and indirectly funded by insurance policies on the lives of the covered employees.

The ESI plan provides a life insurance benefit on the life of the covered officer payable to the officer's beneficiary. The plan also provides a retirement stipend to certain officers. For the years ended December 31, 2007, 2006, and 2005, the Bank had $96,056, $84,283 and $61,129 in income and $111,256, ($30,198) and $64,089 of expense associated with this plan, respectively. The negative expense noted for 2006 was the result of forfeiture of benefits from departing officers. The LTDC plan provides cash awards to certain officers payable upon death, retirement, or separation from service. The awards are made in dollar increments equivalent to the value of the Company's stock at the time of the award. The Bank maintains the value of awards in amounts equal to the future value of the Company's stock plus any cash dividends paid. Such plans are commonly referred to as phantom stock plans. For the years ended December 31, 2007, 2006, and 2005, $223,630, ($91,144), and $367,946, respectively, was charged to operations under the plan. The negative expense noted for 2006 was the result of forfeiture of benefits from departing officers.

NOTE 15 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2007, the Company and the Bank meet all capital adequacy requirements to which they are subject.

The Company's and the Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows (dollar amounts in thousands):

CNB Corporation

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007						
Total Capital (to risk weighted assets)	$ 82,112	14.86%	$ 44,206	8.00%	$ 55,257	10.00%
Tier 1 Capital (to risk weighted assets)	81,087	13.76	23,572	4.00	35,358	6.00
Tier 1 Capital (to average assets)	81,087	9.47	34,250	4.00	42,813	5.00
As of December 31, 2006						
Total Capital (to risk weighted assets)	$ 76,663	14.69%	$ 41,750	8.00%	$ 57,187	10.00%
Tier 1 Capital (to risk weighted assets)	77,783	13.56	22,945	4.00	34,417	6.00
Tier 1 Capital (to average assets)	77,783	9.20	33,819	4.00	42,273	5.00

The Conway National Bank

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007						
Total Capital (to risk weighted assets)	$ 85,087	14.46%	$ 47,062	8.00%	$ 58,828	10.00%
Tier 1 Capital (to risk weighted assets)	78,580	13.36	23,531	4.00	35,297	6.00
Tier 1 Capital (to average assets)	78,580	9.19	34,197	4.00	42,746	5.00
As of December 31, 2006						
Total Capital (to risk weighted assets)	$ 80,566	14.07%	$ 45,808	8.00%	$ 57,261	10.00%
Tier 1 Capital (to risk weighted assets)	74,090	12.94	22,904	4.00	34,356	6.00
Tier 1 Capital (to average assets)	74,090	8.76	33,826	4.00	42,283	5.00

NOTE 16 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments were as follows at December 31 (amounts in thousands):

	2007		2006	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
FINANCIAL ASSETS				
Cash and due from banks	$20,941	$20,941	$34,872	$34,872
Federal funds sold	26,000	26,000	26,000	26,000
Investment securities available for sale	206,133	206,133	173,582	173,582
Investment securities held to maturity	7,711	7,731	4,315	4,380
Other investments	2,297	2,297	1,701	1,701
Loans (net)	567,244	569,930	560,849	545,777
FINANCIAL LIABILITIES				
Deposits	692,289	692,189	675,052	674,781
Securities sold under repurchase agreements	60,936	60,936	72,330	72,330
Federal Home Loan Bank advance	15,000	15,000	-	-
U.S. Treasury demand notes	2,377	2,377	2,865	2,865
	Notional Amount	**Fair Value**	**Notional Amount**	**Fair Value**
OFF BALANCE SHEET INSTRUMENTS				
Commitments to extend credit	$ 58,002	$ -	$ 59,606	$ -
Standby letters of credit	4,080	-	7,818	-

NOTE 17 - PARENT COMPANY INFORMATION

Following is condensed financial information of CNB Corporation (parent company only) (amounts in thousands):

CONDENSED BALANCE SHEETS

	December 31,	
	2007	2006
ASSETS		
Cash	$ 5,836	$ 6,670
Investment in subsidiary	79,605	72,970
Land	1,109	1,109
Other assets	37	37
	$ 86,587	$ 80,786
LIABILITIES AND STOCKHOLDERS' EQUITY		
Dividends payable	$ 4,475	$ 4,123
Stockholders' equity (net of $2,583 and $687 of treasury stock)	82,112	76,663
	$ 86,587	$ 80,786

Continued

NOTE 17 - PARENT COMPANY INFORMATION, Continued

CONDENSED STATEMENTS OF INCOME

	For the years ended December 31,		
	2007	2006	2005
INCOME			
Dividend from bank subsidiary	$ 5,129	$ 5,032	$ 3,677
Other income	199	2	2
EXPENSES			
Legal	27	154	-
Sundry	17	74	-
Other	54	307	62
Income before equity in undistributed net income of bank subsidiary	5,230	4,499	3,617
EQUITY IN UNDISTRIBUTED NET INCOME OF SUBSIDIARY	4,490	5,547	5,861
Net income	$ 9,720	$ 10,046	$ 9,478

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2007	2006	2005
OPERATING ACTIVITIES			
Net income	$ 9,720	$ 10,046	$ 9,478
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed net income of bank subsidiary	(4,490)	(5,547)	(5,861)
Net cash provided by operating activities	5,230	4,499	3,617
INVESTING ACTIVITIES			
Purchase of land	-	-	(1,109)
Net cash used by investing activities	-	-	(1,109)
FINANCING ACTIVITIES			
Dividends paid	(4,123)	(3,943)	(3,352)
Treasury stock transactions, net	(1,896)	(517)	(22)
Gain on sale of treasury stock	16	8	4
Cash paid for fractional shares	(61)	-	-
Net cash used for financing activities	(6,064)	(4,452)	(3,370)
Net increase (decrease) in cash	(834)	47	(862)
CASH, BEGINNING OF THE YEAR	6,670	6,623	7,485
CASH, END OF THE YEAR	$ 5,836	$ 6,670	$ 6,623

NOTE 18 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited condensed financial data by quarter for 2007 and 2006 is as follows (amounts, except per share data, in thousands):

	Quarter ended			
	March 31	June 30	September 30	December 31
2007				
Interest income	$ 13,176	$ 13,251	$ 13,671	$ 13,657
Interest expense	5,503	5,645	5,767	5,943
Net interest income	7,673	7,606	7,904	7,714
Provision for loan losses	365	(4)	220	564
Net interest income after provision for loan losses	7,308	7,610	7,684	7,150
Noninterest income	1,556	1,789	1,753	1,904
Noninterest expenses	5,096	5,510	5,703	5,710
Income before income taxes	3,768	3,889	3,734	3,344
Income taxes	1,327	1,359	1,188	1,141
Net income	$ 2,441	$ 2,530	$ 2,546	$ 2,203
Net income per share(1)	$ 2.83	$ 2.93	$ 2.96	$ 2.57
Weighted average shares outstanding(1)	863,499	863,145	860,914	856,752

(1) Adjusted for the effect of a 10% stock dividend issued during 2007.

	Quarter ended			
	March 31	June 30	September 30	December 31
2006				
Interest income	$ 11,319	$ 11,939	$ 12,738	$ 13,415
Interest expense	3,837	4,153	4,926	5,480
Net interest income	7,482	7,786	7,812	7,935
Provision for loan losses	275	375	238	(80)
Net interest income after provision for loan losses	7,207	7,411	7,574	8,015
Noninterest income	1,508	1,665	2,035	1,750
Noninterest expenses	5,204	5,708	5,253	6,174
Income before income taxes	3,511	3,368	4,356	3,591
Income taxes	1,124	1,217	1,319	1,120
Net income	$ 2,387	$ 2,151	$ 3,037	$ 2,471
Net income per share(1)	$ 2.75	$ 2.48	$ 3.51	$ 2.86
Weighted average shares outstanding(1)	867,385	867,191	864,232	861,522

(1) Adjusted for the effect of a 10% stock dividend issued during 2007.

CNB Corporation and Subsidiary

Board of Directors:

James W. Barnette, Jr.
Surfside Rent Mart, Inc.

William R. Benson
Senior Vice President and Inland Area Executive of The Conway National Bank

Harold G. Cushman, Jr.
Chairman of the Board of CNB Corporation and The Conway National Bank; Retired President of Dargan Construction Company

Harold G. Cushman, III
Vice President and Director Dargan Construction Company, Inc.

W. Jennings Duncan
President and CEO of CNB Corporation and The Conway National Bank

Edward T. Kelaher
Rector of All Saints Parish, Waccamaw Episcopal Church; Attorney, Of Counsel, Kelaher, Connell & Connor, P.C.

William O. Marsh
President, Palmetto Chevrolet Co., Inc.

George F. Sasser
Retired Athletic Director, Coastal Carolina University

Lynn Gatlin Stevens
Shareholder, McNair Law Firm

John C. Thompson
Retired Attorney Law Firm of Thompson & Henry

CNB Corporate Officers:

W. Jennings Duncan
President and CEO

L. Ford Sanders, II
Executive Vice President, Treasurer, and CFO

Virginia B. Hucks
Vice President and Secretary

The Conway National Bank Officers:

W. Jennings Duncan
President

L. Ford Sanders, II
Executive Vice President

William R. Benson
Senior Vice President

Marion E. Freeman, Jr.
Senior Vice President

Phillip H. Thomas
Senior Vice President

M. Terry Hyman
Senior Vice President

Raymond Meeks
Vice President

A. Mitchell Godwin
Vice President

Jackie C. Stevens
Vice President

Betty M. Graham
Vice President

Ernest J. Lareau
Vice President

F. Timothy Howell
Vice President

E. Wayne Suggs
Vice President

Janice C. Simmons
Vice President

Patricia C. Catoe
Vice President

W. Michael Altman
Vice President

Boyd W. Gainey, Jr.
Vice President

William Carl Purvis
Vice President

Bryan T. Huggins
Vice President

Virginia B. Hucks
Vice President

W. Page Ambrose
Vice President

L. Ray Wells
Vice President

L. Kay Benton
Vice President

Richard A. Cox
Vice President

Gail S. Sansbury
Vice President

Roger L. Sweatt
Assistant Vice President

Timothy L. Phillips
Assistant Vice President

Helen A. Johnson
Assistant Vice President

Elaine H. Hughes
Assistant Vice President

Gwynn D. Branton
Assistant Vice President

Tammy S. Scarberry
Assistant Vice President

D. Scott Hucks
Assistant Vice President

Carlis L. Causey
Assistant Vice President

Jeffrey P. Singleton
Assistant Vice President

C. Joseph Cunningham
Assistant Vice President

Sherry S. Sawyer
Banking Officer

Rebecca G. Singleton
Banking Officer

Josephine C. Fogle
Banking Officer

Debra B. Johnston
Banking Officer

Freeman R. Holmes, Jr.
Banking Officer

Doris B. Gasque
Banking Officer

Jennie L. Hyman
Banking Officer

Marsha S. Jordan
Banking Officer

Sylvia G. Dorman
Banking Officer

Marcie T. Shannon
Banking Officer

Caroline P. Juretic
Banking Officer

Sheila A. Graham
Banking Officer

John H. Sawyer, Jr.
Banking Officer

Nicole Scalise
Banking Officer

Janet F. Carter
Banking Officer

Dawn L. DePencier
Banking Officer

Steven D. Martin
Banking Officer

Carol M. Butler
Banking Officer

W. Eugene Gore, Jr.
Banking Officer

James P. Jordan, III
Banking Officer

John M. Proctor
Banking Officer

Whitney H. Hughes
Banking Officer

Justin C. Roof
Banking Officer

The Conway National Bank
Managers and Supervisors:

Peggy V. Anderson
Branch Operations Manager

Christy L. Broughton
Teller Trainer Coordinator

Russell L. Brown
Purchasing Supervisor

Pamela M. Clifton
Loan Specialist

E. Paige Daugherty
Loan Review Analyst

DeEtta L. Deegan
Loan Specialist

Terry S. Haight
Executive Assistant

Theresa R. Hall
Loan Review Analyst

W. Kyle Hawley
Lender Trainee

Angela H. Hearl
Senior Credit Analyst

Vickie D. Hearl
Financial Administrative Assistant

Terrance A. Herriott
Lender

Sue D. Hilbourn
Loan Specialist

Lori D. Holbert
Merchant Representative

Jeremy L. Hyman
Lender

Suzette G. Jackson
Branch Operations Manager

Deborah R. Johnson
Mortgage Loan Originator

Margaret P. Kamp
Loan Specialist

Patsy H. Martin
Wire Transfer Supervisor

Patricia L. McCracken
Mortgage Loan Originator

Bradley M. McNeill
Network Specialist

Brent J. Musick
Lender

Ivey J. Onley
Maintenance Supervisor

Amy S. Patel
Mortgage Loan Originator

Joyce W. Poston
Branch Operations Manager

Adam C. Rabon
Lender

Robyn B. Rabon
Administrative Assistant

Catherine A. Silvey
Branch Operations Manager

Karen C. Singleton
Branch Operations Manager

Jackie S. Siratt
Loan Operations Specialist

Bonita H. Smalls
Customer Service Manager

Wanda A. Tompkins
Cash Operations Manager

Matthew A. Turbeville
Lender

Joann S. Ward
Branch Operations Manager

Jared R. Williams
Network Specialist

Sheila F. Worrell
Accounts Payable/Payroll Specialist

OPERATIONS & ADMINISTRATIVE CENTER

Christina M. Abrams
Pamela Anderson
JoAnn M. Arsenault
Kristina L. Baker
Almona Beverly
Gwynn D. Branton
Christy L. Broughton
Russell L. Brown
Shauna K. Cain
Deanna S. Cannon
Jay A. Caskey
Patricia C. Catoe
Lora W. Chitwood
Philip A. Clayton, Jr.
Erica P. Daugherty
Jennifer P. Dorman
W. Jennings Duncan, IV
Margie M. Faust
Regina A. Feagin
Wanda L. Floyd
Josephine C. Fogle
Debra L. Fralix
Doris B. Gasque
Catherine J. Gibson
A. Mitchell Godwin
W. Eugene Gore, Jr.
Betty M. Graham
Sheila A. Graham
Donna M. Graves
Theresa R. Hall
Kim F. Hardee
Adrienne W. Harrelson
Mary S. Harrelson
Amanda J. Harrington
Angela H. Hearl
Vickie D. Hearl
Lori D. Holbert
Johnny L. Holden
Freeman R. Holmes
F. Timothy Howell
D. Scott Hucks
Virginia B. Hucks
Bryan T. Huggins
Elaine H. Hughes
Jennie L. Hyman
Renee M. Hyman
Lynette F. Jackson
Judith M. James
Jonathan L. Jenerette
Gail S. Jordan
Janel T. Jordan
Kendra G. Jordan
Marsha S. Jordan
Jean E. Kadrich
Pamela A. Lampley
Pamela B. Lane
Renee L. Larrimore
Ginger E. Lee
Emily J. Lewis
Patsy M. Madden
Patsy H. Martin
Steven D. Martin
Bradley M. McNeill
Raymond D. Meeks
Sylvia J. Miller
Ashley S. Moore
Ivey J. Onley
Roger L. Paul
Timothy L. Phillips
John M. Proctor
William C. Purvis
Amber R. Rabon
Mendy L. Rabon
Robyn B. Rabon
Sara C. Richardson
David M. Rider
L. Ford Sanders, II
Lora A. Sanders
Sherry S. Sawyer
Marcie T. Shannon
Gary A. Singleton
Rebecca A. Singleton
Jackie S. Siratt
Joyce J. Smith
Nicole R. Steele
Jackie C. Stevens
E. Wayne Suggs
Torey T. Sumpter
Roger L. Sweatt
Mary A. Tanner
Phillip H. Thomas
Crystal C. Todd
Cynthia D. Townsend
Eddie C. Tyler
Tiffany D. Tyler
Jared R. Williams
Sheila F. Worrell

CONWAY BANKING OFFICE

Angela D. Allen
William M. Altman
William R. Benson
Nancy I. Black
Carol M. Butler
Jennifer L. Butler
Brandy M. Carpenter
Frances E. Carroll
Carlis L. Causey
Casey M. Chestnut
Christine D. Dukes
Crystal D. Edwards
Alison L. Faulk
Boyd W. Gainey
Mary G. Hardwick
Anita S. Hardy
Sue D. Hilbourn
Anita C. Hinson
Melissa J. Hinson
Latoya S. Holmes
Jeremy L. Hyman
M. Terry Hyman
Deborah R. Johnson
Shayla R. Johnson
Patricia L. McCracken
Summer T. Morello
Barbara H. Pate
Adam C. Rabon
Cynthia J. Richardson
Rachael Richardson
Gail S. Sansbury
Bonita H. Smalls
Lindsey R. Squires
Lisa B. Thompkins
Wanda A. Tompkins
Matthew A. Turbeville

SURFSIDE

Loren C. Anderson
L. Kay Benton
Debra D. Chandler
Richard A. Cox
Deborah A. Downs
W. Kyle Hawley
Connie S. Howard
Helen J. Johnson
Margaret C. Kamp
Virginia D. Koblitz
Frances L. Kopp
Ernest J. Lareau
Lisa M. Lecours
Sheri L. Polasky
Lori M. Schuessler
Jesse C. Williamson

NORTHSIDE

Sara B. Ball
Betty H. Buckwell
Kandra A. Conary
Dawn L. DePencier
Jana E. Gibson
Angela P. Humphries
Suzette B. Jackson
Jackie M. Lee
Cheryl R. Smith
Kimberly D. Ward

MAIN STREET

Sylvia G. Dorman
Gloria B. Johnson
Geraldine P. Owens
Linda F. Smith

COASTAL CENTRE

Lori A. Hagerud
Marion L. Haynes
Amber C. Nealy
Jennifer A. Pruett

RED HILL

Monica G. Altman
Meredith L. Bowers
Matthew D. Brooks
Patty J. Elvis
Danita A. Grainger
Melanie M. Green
Vicky D. Grissett
Alisha C. Johnson
Nina T. O'Brien
Janice C. Simmons
Joann S. Ward

SOCASTEE

Teresa A. Carter
Stacey Chapman-Farnsworth
Melissa G. Cornett
Melanie T. Fields
Brent J. Musick
Joyce W. Poston
Nancy J. Songer
Melissia H. Wilson

AYNOR

Joye E. Alford
W. Page Ambrose
Penny L. Baker
Erica R. Brown
Charlotte A. Johnson
K. Diane Miller
Kimberly A. Lawson
Stephanie D. Owens

MYRTLE BEACH

Pamela M. Clifton
Sharon P. Coker
Natalie J. Forte
Marion E. Freeman, Jr.
Terry S. Haight
Courtney A. Hasty
Terrance A. Herriott
Caroline P. Juretic
Jessica R. Kirby
Karen R. Martin
Debra L. Panning
Nichole H. Parker
Amy S. Patel
John H. Sawyer, Jr.
Tammy S. Scarberry
Mary F. Shipley
Carmen L. Thorpe
Kimberly A. Townsend
Brandi M. Watts
Stephen D. Wayne
L. Ray Wells
Angela H. Williams
Kimberley A. Witt

WEST CONWAY

Paula H. Allen
Amber M. Alsdorf
Mellonie O. Doyle
Marceinia G. Hasty
Lee R. Macklen
Catherine A. Silvey
Jeffrey P. Singleton
Melvina T. Spain

NORTH CONWAY

Janet F. Carter
S. Camille Hucks
Jamie D. Norris
Karen C. Singleton
Dominique J. Vereen
Ashley A. West
Kaci M. Williams

MURRELLS INLET

Amanda M. Bair
Sandy A. Fusco
Patricia G. Hilliard
Debra B. Johnston
James P. Jordan, III
Krista King
Patricia E. Mulcahy
Tiga M. Wells

NORTH MYRTLE BEACH

Peggy V. Anderson
Vanessa L. Bagwell
C. Joseph Cunningham
Whitney H. Hughes
Sue T. Knitz
Stacey L. Mattern
Gloria A. Moultrie
Susan S. Stephens

PAWLEYS ISLAND

DeEtta L. Deegan
Carolyn P. Jordan
Justin C. Roof
Natalie N. Scalise
Virginia A. Schrader
Sandra K. Stanzione

PART-TIME EMPLOYEES

Kindal L. Anderson
Quinton L. Dewitt
Willis Jennings Duncan
Janella E. Givens
Alison M. Hammond
Rebecca C. Hardee
D. O'Neal Hardwick
Blake H. Hendrick
Rhonda K. Hodge
George Henry Martin
Racheal V. Mishoe
Brooke G. Stanley
Angela B. Turner
Mary E. Underwood